EXHIBIT 99.1

China Lodging Group, Limited Appoints New Chief Executive Officer

SHANGHAI, China, May 26, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that its board of directors has appointed Ms. Jenny Zhang, previously President of the Company, as Chief Executive Officer of the Company, effective May 26, 2015.

Jenny Zhang has been with the Company for eight years and has held top management positions. She has been President of the Company since January 2015. In her role as President, Jenny oversaw the operations of the whole Company. She served as Chief Financial Officer from March 2008 to May 2015, and as Chief Strategy Officer from November 2013 to January 2015.

"On behalf of the Board, I am pleased to announce the appointment of Jenny as CEO," commented Mr. Qi Ji, founder and executive Chairman of the Company. "Jenny is a proven business leader with global vision and a strong track record of delivering results. She has worked closely with me for the past eight years on many core strategic moves and formulation of the Company's operational systems. We thank Jenny for her tremendous contribution to China Lodging Group. We look forward to her continued contribution as the CEO. We expect the Company to reach its next level of success under her strong leadership."

Ms. Zhang has extensive experience in finance, business development and strategy. Prior to joining the Company in 2007 as Executive Vice President of Finance, she was the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a management consultant. Ms. Zhang obtained her Master of Business Administration degree from Harvard Business School and received both Master and Bachelor degree from the University of International Business and Economics.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel:  +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com